# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Solidion Technology, Inc., CIK 0001881551
CUSIP: 834212102
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1240 McCook Ave., Dayton, Ohio (OH), 45404
Date of event which requires filing of this statement: 06/13/2025
Filed by CIK 0001678511
Persons authorized to receive notices and communications: Robert Crouch, 1240 McCook Ave., Dayton, Ohio (OH), 45404, (937) 331-9884

## Reporting persons
- Global Graphene Group, Inc. (CIK 0001678511): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,340,013; shared voting power 0; sole dispositive power 1,340,013; shared dispositive power 0; aggregate amount beneficially owned 1,340,013 (49.3% of the class)
  Comment: Row 13: This calculation is based on 2,716,906 shares of Common Stock outstanding as of May 20, 2025 (as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 21, 2025 (the "2025Q1 Quarterly Report")).

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Solidion Technology, Inc.
Address of issuer's principal executive offices: 1240 McCook Ave., Dayton, Ohio (OH), 45404
Comment: This Amendment No. 1 (the "Amendment") amends and supplements the statement on Schedule 13D (the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D") related to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D. On May 12, 2025, the Issuer effectuated a 1-for-50 reverse split of the Common Stock (the "Reverse Split"), resulting in proportionate adjustments to the number of shares of common stock beneficially owned by the Reporting Person. Accordingly, the securities reported on this Amendment No. 1 to Schedule 13D have been adjusted to reflect the Reverse Split.

## Item 2. Identity and Background
Name of person filing: Global Graphene Group, Inc. a Delaware corporation
Residence or business address: 1240 McCook Ave. Dayton, OH, 45404
Present principal occupation or employment: None.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: United States

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Person beneficially owns 1,340,013 shares of Common Stock, which represents approximately 49.3% of the shares of Common Stock issued and outstanding. The percentage ownership calculation is based on 2,716,906 shares of Common Stock outstanding as of May 20, 2025, as reported in the 2025Q1 Quarterly Report.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a)
Transactions in the class effected during the past sixty days:
Other than as follows, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days:

Prior to the Reverse Split, (i) on April 25, 2025, the Reporting Person sold 301,100 shares of Common Stock at a price per share of $0.1094, (ii) on April 28, 2025, the Reporting Person sold 99,183 shares of Common Stock at a price per share of $0.1038 and (iii) on April 29, 2025, the Reporting Person sold 99,717 shares of Common Stock at a price per share of $0.1001, in each case, in one or more open market sales pursuant to Rule 144 under the Securities Act of 1933, as amended ("Rule 144").

After the Reverse Split, (i) on June 10, 2025, the Reporting Person sold 5,323 shares of Common Stock at a price per share of $3.4333, (ii) on June 11, 2025, the Reporting Person sold 746 shares of Common Stock at a price per share of $3.5105 and (iii) on June 13, 2025, the Reporting Person sold 5,018 shares of Common Stock at a price per share of $3.4000, in each case, in one or more open market sales pursuant to Rule 144.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of any of the shares of Common Stock reported in Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Global Graphene Group, Inc.: /s/ Robert Crouch, Robert Crouch/Vice President of Legal Affairs (06/13/2025)